UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

INVENTURE FOODS, INC.

(Name of Subject Company)

INVENTURE FOODS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

461212102

(CUSIP Number of Class of Securities)

Terry McDaniel

Chief Executive Officer

Inventure Foods, Inc.

5415 East High Street, Suite 350

Phoenix, Arizona 85054

(623) 932-6200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Gregory R. Hall, Esq.

DLA Piper LLP (US)

2525 East Camelback Road, Suite 1000

Phoenix, Arizona 85016

(480) 606-5128

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2017 (as amended from time to time, the “Schedule 14D-9”) by Inventure Foods, Inc., a Delaware corporation (the “Company” or “Inventure Foods”). The Schedule 14D-9 relates to the tender offer by Heron Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Utz Quality Foods, LLC, a Delaware limited liability company (“Parent”), to purchase all of the shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), at a purchase price of $4.00 per share, net to the seller in cash, without interest thereon, but subject to any applicable tax withholding (the “Offer”). The Offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2017, and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by Parent and Merger Sub with the SEC on November 15, 2017, as each have been amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is amended and supplemented by adding the following subsection immediately before the heading entitled “Forward-Looking Statements”:

Completion of the Offer.

The Offer and withdrawal rights expired one minute after 11:59 p.m., New York City time, on December 13, 2017. American Stock Transfer & Trust Company, LLC, in its capacity as depositary for the Offer, advised Parent and Merger Sub that, as of the expiration of the Offer, a total of 15,249,164 shares of Common Stock had been validly tendered into and not withdrawn pursuant to the Offer (not including 263,136 shares of Common Stock tendered pursuant to notices of guaranteed delivery), representing approximately 77.0% of the shares of Common Stock outstanding as of the expiration of the Offer. The number of shares of Common Stock validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition (as defined in the Offer to Purchase), and all other conditions to the Offer have been satisfied or waived. Merger Sub has irrevocably accepted for payment and will promptly pay for all shares of Common Stock validly tendered into and not properly withdrawn pursuant to the Offer.

As a result of its acceptance of the shares of Common Stock tendered in the Offer, Merger Sub acquired sufficient shares of Common Stock so that, pursuant to Section 251(h) of the DGCL, the Merger can close without the affirmative vote of the stockholders of Inventure Foods. Accordingly, as promptly as practicable, Parent and Merger Sub intend to effectuate the Merger under Section 251(h) of the DGCL, pursuant to which Merger Sub will merge with and into Inventure Foods with Inventure Foods continuing as the surviving corporation and a wholly-owned subsidiary of Parent. In the Merger, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock held by Inventure Foods as treasury stock, owned by Parent or Merger Sub, or owned by any direct or indirect wholly owned subsidiary of Inventure Foods, Parent or Merger Sub immediately prior to the Effective Time, or shares of Common Stock held by stockholders who have not tendered into the Offer and properly and validly exercised their statutory rights of appraisal in respect of such shares of Common Stock in accordance with Section 262 of the DGCL) will automatically convert into the right to receive an amount of cash equal to the Offer Price. All shares of Common Stock converted into the right to receive the Offer Price will be cancelled and cease to exist. All shares of Common Stock will be delisted from The NASDAQ Global Select Market and deregistered under the Securities Exchange Act of 1934, as amended.

On December 14, 2017, Parent issued a press release announcing the completion of the Offer. The full text of the press release is attached as Exhibit (a)(5)(E) to this Amendment and is incorporated herein by reference.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(5)(E)	Press Release of Utz Quality Foods, LLC dated December 14, 2017 (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO, as amended).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVENTURE FOODS, INC.

Date: December 14, 2017	By:	/s/ Steve Weinberger
Steve Weinberger
Chief Financial Officer